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May 17, 2019


VIA E-MAIL

Richard Goldberger
Lead Director and Associate General Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

Re: Separate Account No. 70 of AXA Equitable Life Insurance Co. Retirement Cornerstone Series 19 on Form N-4 ("RC19")
         File Nos. 333-229766 and 811-22651; 333-229769 and 811-22651

         Retirement Cornerstone 19 Series E on Form N-4 ("RC19E")
         File Nos. 333-229766 and 811-22651; 333-229769 and 811-22651

Dear Mr. Goldberger:

       On February 21, 2019, you filed initial registration statements on Form N-4 for the above-referenced variable annuity contracts on behalf of AXA Equitable Life Insurance
Company (the "Company") and its separate account.

       On March 19, 2019, you then filed pre-effective amendments to those registration statements to add additional disclosure.

        The following comments are based on a review of the RC19 pre-effective amendment and also apply to the RC19E pre-effective amendment unless indicated otherwise. Page references are to the pages in the marked courtesy copy of the prospectuses provided to the staff and the EDGAR statement of additional information and Part C. Item references are to the item numbers set forth in Form N-4, and capitalized terms have the same meanings as in the registration statement. Based on our review, we have the following comments.

General

      1. We note that portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you
 Richard Goldberger, Esq.
May 17, 2019
Page 2 of 9

       complete them in a subsequent pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-
       effective amendment.

   2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

   3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the
      Company will be solely responsible for any benefits or features associated with the
      Contract.

   4. Please note that the Rate Sheet Supplements must be provided in front of the prospectus.

Front Cover Page

   5. If AXA Equitable intends to rely on Rule 30e-3 under the Investment Company Act of
      1940 for the contract in 2021, please provide the statement required by
Item 1(a)(x)
      regarding optional internet availability of investment company shareholders reports.
Definitions of key terms (page 5)

   6. Please define the term "RMD" which appears in the definition of "Excess withdrawal."

   7. Please reconcile the third sentence of "Excess withdrawal" with the corresponding sentence of the same page and term in the RC19E prospectus where the latter only states that "Excess withdrawals will also terminate the no-lapse guarantee."

   8. The use of "GMDB Maximum Roll-up period" along with "GMDB Roll-up period" and
      "GMDB Roll-up period end date" is duplicative and very confusing both here and on page 42. All three terms go to describing the time frame during which the GMDB Roll-up benefit base is eligible to "roll up." For example the last sentence of "GMDB Maximum
      Roll-up period" is essentially the same cutoff as the "GMDB Roll-up period end date."

       Please utilize one term to describe in full the time frame during which the GMDB Roll-
       up benefit base is eligible to "roll up." As an example:

              GMDB ROLL-UP PERIOD -- the period during which the GMDB Roll-up benefit base increases (or "rolls up") annually by an amount determined by the
              Deferral Roll-up rate or Annual Roll-up rate, as applicable. The GMDB Roll-up period commences on the date you first fund the Protected Benefit account and ends on the date that is the earlier of (a) the [20th] contract date anniversary that occurs after the date you first fund the Protected Benefit Account, and (b) the contract date anniversary following the owner's (or older joint owner's, if applicable) 80th birthday.
 Richard Goldberger, Esq.
May 17, 2019
Page 3 of 9

       The same comment applies to the corresponding terms for the GMIB that follow.

   9. With respect to the "Initial Roll-up rates," please prominently disclose early on in the summary and relevant sections of the prospectus, that for funding purposes of the GMIB and GMDB, if you are age [42] or younger at the time your contract is issued, the Initial
      Roll-up rates will never apply to your contract.

   10. To simplify the applicable disclosure, please delete the first parenthetical that appears in the definition of "Initial Roll-up rates."

   11. Remove all references to the contract, for example, the "specified in your contract" in the definition of "Lifetime GMIB payments." This disclosure should all be in prospectus.

Who is AXA Equitable (page 9)

   12. Please reconcile the contents of the bullet point lists under "We require that the following types of communications be on specific forms we provide for that purpose:" and "We also have specific forms that we recommend you use for the following types of request:"
       in this prospectus with those appearing in the corresponding section of the RC19E prospectus.

Key features (page 12)

   13. Reiterate the first sentence in "Guaranteed minimum income benefit (`GMIB')" at the beginning of "Guaranteed minimum income benefit" on page 40 and make clear that the investor must proactively opt out of the GMIB.

Examples (page 18)

   14. The staff suggests adding disclosure to the third paragraph to also explain that the examples assume the contract was purchased by someone who is 50 years old to allow for funding of GMIB and GMDB benefit bases to begin.

Contract features and benefits (page 21)

   15. Under "Allocating your contributions" beginning on page 35, please disclose that allocations to the Protected Benefit account variable investment options and amounts in a
       Special DC program will fund the investor's GMIB and GMDB starting at age 50.

   16. Please provide similar disclosure at the beginning of "Special dollar cost averaging" and
       "Special money market dollar cost averaging" on, respectively, pages 36 and 37 and incorporate such disclosure into the third to last bullet point on page 37 as well.

   17. Under "Annuity purchase factors" on page 40, please also disclose the criteria upon which the GMIB annuity purchase factors are based. See Item 8 of Form
N-4.
 Richard Goldberger, Esq.
May 17, 2019
Page 4 of 9

Guaranteed minimum income benefit (page 40)

   18. The beginning of the third paragraph following the first bullet point list begins with the clause "Before you elect the GMIB." Please revise the clause to better reflect the fact that it is automatically added to the contract.

       Please apply the same to the last sentence of the second paragraph on page 41.

   19. Under "Guaranteed minimum income benefit," the parenthetical "(although the GMIB can only be funded starting at age [50])" appearing in the first sentence of the second paragraph on page 41 should be more prominent, e.g., provide as second sentence in first paragraph of same page.

       Please also revise the second sentence of the third paragraph on page 41 in light of the age 50 restriction for funding.

   20. Please delete the "Rate Sheet Supplement" subsection on page 41 as the term has already been defined.

   21. Please clarify that the deduction referenced in the second to last bullet point on page 41 is done on a pro-rata basis.

   22. The discussion of the GMIB should focus solely on the GMIB, for example, delete the reference to the GMDB Roll-up period in the first sentence on page 42.

   23. Please incorporate disclosure regarding Excess Withdrawals into the first paragraph on page 42.

   24. In the second paragraph on page 42 ("Beginning in the contract year
....."), please explain
       what happens after the GMIB Roll-Up period end date, including whether or not the owner can withdraw up to the Annual withdrawal amount without reducing the GMIB benefit base.

   25. With respect to the third paragraph on page 42, please clarify whether the contract maturity date is the same as the contract anniversary following the owner's 95th birthday.
       If so, this should be clarified throughout the prospectus.

   26. Please revise the first "Example" on page 42 in light of the age 50 funding limitation for the GMIB.

   27. Confirm the accuracy of the phrase "and will precede" in the last sentence on page 42,
       i.e., should it be "and will follow"?
 Richard Goldberger, Esq.
May 17, 2019
Page 5 of 9

   28. Expand the last paragraph preceding "GMIB benefit base reset" on page 43 to explain that annual Lifetime RMD payments under the Automatic RMD service will not reduce the GMIB benefit base (even if they exceed the Annual withdrawal amount).

       Please also make clear whether non-annual Lifetime RMD payments under the
       Automatic RMD service, and RMD payments not under the Automated RMD service, will reduce the GMIB benefit base to the extent they exceed the Annual withdrawal amount. Also need to make that clear in the GMIB benefit base formula on the prior page.

   29. Under "Annual Roll-up rate" and "Deferral Roll-up rate" on page 44, please add "Initial after "Annual" or "Deferral" as applicable, e.g., first sentence of the first and second paragraph, and last paragraph preceding bullet point at the end of the page.

       Similarly, please add "Renewal" after "Annual" or "Deferral" when appropriate, e.g., second sentence of second paragraph, and second sentence of last paragraph preceding the bullet point at the end of the page.

   30. The second to last sentence preceding, respectively, the Ten-Year Treasuries Formula
       Rate for the Annual Roll-up and Deferral Roll-up rates on page 44 states that the
       "Renewal rates" will be set at the Company's discretion subject to the stated minimum.

       Please expand on the scope of the discretion and how it relates to the current Roll-up rates as determined by their respective formulas.

   31. Please confirm the accuracy of the third paragraph under "Deferral Roll-up rate" on page
       44 and the paragraph preceding "Initial Roll-up rates" on page 58 for the GMDB, given that the Treasury formula for the Annual and Deferral Roll-up rates are currently identical ("plus 2.00%"). Otherwise, if the Deferral rate is not a higher rate, then there is no incentive to forgo withdrawals, and it is also potentially misleading to offer a deferral rate that can be the same as the annual rate

   32. Given the interplay between the minimum age of 50 to fund the GMIB and GMDB, and the "Initial Roll-up rates" on page 45; "Important note for owners age [49] or younger";
       and "75 Day rate lock-in" on the same page, please move each of these sections further up in the "Guaranteed minimum income benefit" discussion beginning on page 40 and no later than the beginning of the "GMIB benefit base `Roll-up'" section on page 42.

       In addition, please do so using plain English principles by not referencing unnecessary and potentially confusing terms (defined or not) such as "lock-in rates," GMIB Multi-
       Year Lock," or "75 Day rate lock-in." It is more straightforward to refer to the Initial
       Roll-up rates and Renewal rates along with complete plain English explanations of each defined term.
 Richard Goldberger, Esq.
May 17, 2019
Page 6 of 9

       For example, in the second paragraph under "Annual Roll-up rate" and the fourth paragraph under "Deferral Roll-up rate" on page 44, using such terms would simplify the disclosure.

   33. With respect to "75 Day rate lock-in" on page 45, please supplementally explain why it is tied to when the initial contribution is received? For example, if the contribution is received within 75 days of signing the application, then owners should get the better of the rates in effect on the date of signing and the rates in effect on the date the contract is issued, regardless of whether the change in rates occurs prior to receiving the initial contribution.

   34. In the first paragraph under "Initial Roll-up rates" on page 45, please clarify that the reference to "lock in" rates is referring to "75 Day rate lock-in."

   35. Please reconcile the subsection "75 Day rate lock-in" that appears on page 45 of the
       RC19 prospectus but is missing in the corresponding section on page 43 of the RC19E prospectus (this subsection would precede "Renewal rates").

       The same comment applies to page 55 of the RC19E prospectus (the discussion would precede "Renewal rates") and note that the Rate Sheet Supplement refers to the 75 Day lock-in.

   36. In connection with comment 30 above, please utilize charts to better illustrate the relationship between the Initial Roll-up rates and their benefit relative to issue age and the age 50 funding for the GMIB.

   37. In the first paragraph on page 46, please insert "the policy is issued" in between "but"
       and "after" and "from the application date" in between "effective" and "you."

   38. In the bullet list at the end of page 46 and the next bullet list on page 47 and the first paragraph following the second bullet point on page 48, please define and incorporate
       "Excess withdrawals" into those discussions.

       In doing so, prominently disclose that withdrawals exceeding the Annual withdrawal amount are Excess Withdrawals that will reduce the GMIB benefit base and lifetime
       GMIB payments, perhaps significantly.

   39. In the third to last bullet point on page 47, consider defining the withdrawals described in the first sentence as "Excess Withdrawals" to distinguish them from RMD withdrawals.

   40. In the first paragraph following the last bullet point on page 48, please add applicable disclosure regarding Special Dollar Cost Averaging programs.

   41. The third to last paragraph on page 48 appears to cross-reference "Lifetime GMIB payments." Please indicate where this section may be found or revise the reference.
 Richard Goldberger, Esq.
May 17, 2019
Page 7 of 9

   42. Please reconcile the revisions reflected in the last three paragraphs preceding "Example of how your Annual withdrawal amount: ..." with the lack of any revisions in the corresponding section on page 46 of the RC19E prospectus.

   43. Please confirm whether the first bullet point appearing on page 50 (under "The no-lapse guarantee will terminate under the following circumstances" at the end of page 49) also applies to the corresponding disclosure on page 47 of the RC19E prospectus.

   44. Please provide more explanation of the first two Examples on page 51, see, e.g.,
       Examples on page 49.

"Greater of" death benefit (page 57)

Many of the "Greater of" comments are based on our understanding that the "Greater of" and GMIB operate in the same fashion. Please inform the staff supplementally if this understanding is not correct.

   45. Please confirm whether the second to last bullet point on page 57 should have the same disclosure regarding withdrawal charges as that provided in the last bullet point on page
       41 for the GMIB.

   46. Please confirm whether the last bullet point on page 57 and the paragraph that follows it should also appear at the end of the bullet point list on page 41 for the GMIB.

   47. Please reconcile the disclosure in the second paragraph following the last bullet point on page 57 with that appearing in the paragraph beginning at the end of page 41 and continuing onto page 42.

   48. For the RC19 contract only: In the first two bullet point lists on page 59, please incorporate Excess withdrawals into those discussions.

   49. Please delete "that follows the contract year" in the second sentence in the second paragraph on page 61, in the second paragraph under "Automatic payment plans" on page
       73, and item 3 on page VII-1 and -3 of Appendix VII, and wherever else applicable.

Transferring your money among investment options (page 68)

   50. In the third bullet point under "Transferring your account value" on page 68, please also address the minimum age to make transfers into the Protected Benefit account variable investment options for the "Greater of" death benefit.

Accessing your money (page 73)

   51. In the first paragraph under "RMDs for contracts with GMIB" on page 77, please disclose what happens if an owner does not elect the Automatic RMD service, or they elect it but don't choose the annual payment option.
 Richard Goldberger, Esq.
May 17, 2019
Page 8 of 9

       Moreover, the disclosure is confusing as it suggests that the GMIB benefit base is reduced by the Annual withdrawal amount, which is inconsistent with other disclosure that states that these RMD payments don't reduce the benefit base.

   52. In addition, in the second paragraph under "RMDs for contracts with GMIB" on page 77, please make clear here that the owner has to elect the Automatic RMD service with the annual payment option for this to apply, and that they also need to explain how it works if the owner has not elected the Automatic RMD service or elects the service but doesn't choose the annual payment option.

       Also, disclose that even though the Lifetime RMD payment won't decrease the GMIB benefit base, it will count towards the Annual Withdrawal amount.

Charges and expenses (page 82)

   53. The substance of the fourth paragraph under "Free withdrawal amount For contracts with GMIB" on page 84 should be moved up to the beginning of the subsection and reflect the impact of the age 50 restriction for funding of the GMIB.

   54. Similarly, in lieu of the last sentence under "Guaranteed benefit
charges   `Greater of'
       death benefit" and the third sentence under "Guaranteed benefit charges Guaranteed minimum income benefit charge" on page 85, please reflect the impact of the age 50 restriction for funding of the GMIB.

Appendices

   55. Please reconcile Appendix V (state variations) for RC19 and RC19E where the latter omits disclosure for Rhode Island and Texas.

Initial and Deferral Annual Roll-up Rate Supplements

The following comments are based on the Initial Annual Roll-up Supplement and also apply to the
Initial Deferral Roll-up Supplement.

   56. Please note that the format and substance of the Supplements will need to be revised in light of changes to be made in response to comments on the GMIB portion of the
       Prospectus.

   57. In the first sentence, please provide a date for the prospectus and then delete the portion of the sentence that begins with "and statements" and ends with "information" as such disclosure will not be changed.

   58. Again, in the second bullet point, it is not clear why the rate is tied to receipt of the initial contribution, rather than being set prior to the date the contract is issued.
 Richard Goldberger, Esq.
May 17, 2019
Page 9 of 9

   59. At the end of the paragraph following the second bullet point, please replace "at the time"
       with "on the date."

   60. At the end of the last paragraph of the first page, disclose that, once established, the
       Initial Annual Roll-Up Rate applicable to your contract cannot change.

   61. In the first full paragraph of the second page, please disclose that the Rate set forth in this
       Supplement can be superseded.

                                             ********
        Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

        In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing any pre-effective amendments, please feel free to contact me at (202) 551-6767 or ohm@sec.gov.


Sincerely,

                                                                      /s/ Sonny
Oh

                                                                      Sonny Oh
                                                                      Senior
Counsel